UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-38631

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Independent Director

On April 6, 2022, Mr. Ming Shu Leung notified the Board of Directors (the “Board”) of Glory Star New Media Group Holdings Limited (the “Company”)(NASDAQ CM: GSMG) of his resignation from his position as the independent director of the Company to focus on other business obligations and does not involve any disagreements with the Company, effective immediately. Mr. Leung was a member of the chair of the Audit Committee, and a member of the Compensation Committee and Nomination Committee. In addition, Mr. Leung served as a member of the special committee established to evaluate and consider the previously announced preliminary non-binding proposal letter, dated March 13, 2022, from Mr. Bing Zhang, founder and chairman of the Company (“Special Committee”). The Company thanks Mr. Leung for his services and contribution to the Company.

Appointment of Independent Director

On April 7, 2022, the Board appointed Mr. Zhihong Tan as a member of the Board to fill the vacancy created by the resignation of Mr. Leung. In addition, Mr. Tan was appointed as the chair of the Audit Committee, and as a member of the Company’s Nomination Committee and Compensation Committee. In addition, Mr. Tan will serve as a member of the Special Committee.

Mr. Zhihong Tan, age 54, currently serves as the vice president of Hunan Renjian Enterprise Group since 2014. From 1992 to 2000, Mr. Tan was the manager of Hunan Foreign-funded Enterprise Materials Company, and from 2000 to 2010, he was the general manager of Hunan Tianlai Village Culture and Entertainment Company. In addition, Mr. Tan was also the general manager of Tianfu Real Estate Company from 2010 to 2013. Mr. Tan graduated from Hunan University of Finance and Economics with a bachelor’s degree in Price Theory. Mr. Tan also hold an ACCA international certified public accountant certificate.

The Board has determined that Mr. Tan satisfies the definition of “independent director” under Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended, and as defined by NASDAQ Rule 5605(a)(2).

In connection with Mr. Tan’s appointment, the Company entered into an independent director agreement (the “Tan Agreement”) with Mr. Tan on April 7, 2022. Under the Tan Agreement, Mr. Tan will receive annual compensation in the amount of $2,000 per month ($24,000 per year), plus reimbursement of expenses, and 2,000 ordinary shares (the “Shares”) of the Company per year of service. On April 7, 2022, the Company granted Mr. Tan 2,000 Shares pursuant to the terms of the restricted stock award agreement under the Company’s 2019 Equity Incentive Plan. 100% of the Shares shall fully vest on April 7, 2023. The foregoing description is merely a summary of the Tan Agreement and therefore does not purport to be complete and is qualified in its entirety by reference to the form of Independent Director Agreement and the form of Restricted Stock Award Agreement filed as Exhibits 10.1 and 10.2, respectively, to our Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 17, 2020.

Except as disclosed in this Report, there are no arrangements or understandings with any other person pursuant to which Mr. Tan was appointed as a director of the Company. There are also no family relationships between Mr. Tan and any of the Company’s directors or executive officers. Except as disclosed in this Report, Mr. Tan has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-237788) and Form F-3 (File No. 333-248554), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glory Star New Media Group Holdings Limited

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer
Dated: April 8, 2022

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